Exhibit (b)(2)

KPP

Key Principal Partners Corp.

November 6, 2003

OAO Technology Solutions, Inc.

7500 Greenway Center Drive, 16th Floor

Greenbelt, MD 20770-3522

Ladies & Gentlemen:

You have advised Key Principal Partners Corp. (“KPP”) that OAO Technology Solutions, Inc., a Delaware corporation (the “Company”), is seeking up to $12,675,000 of subordinated debt and up to $825,000 of equity financing, to support the proposed issuer tender offer of the Company described below (the “Transaction”).

We understand that the Company will commence a tender offer (the “Tender Offer”) to acquire, for cash, all of the issued and outstanding shares of common stock of the Company (the “Company Common Stock”) not owned by affiliates of J.F. Lehman & Company through its investment vehicle, Terrapin Partners Subsidiary LLC (“TP Sub”).

Following consummation of the Tender Offer, TP Sub will transfer its Company Common Stock to a newly formed subsidiary that will merge with and into the Company (the “Merger”) pursuant to a Merger Agreement (the “Merger Agreement”). If TP Sub owns at least 90% of the outstanding shares following consummation of the Tender Offer, the Merger will be consummated pursuant to Section 253 of the Delaware General Corporation Law without a vote of the stockholders. If TP Sub owns less than 90% of the then-outstanding shares of Company Common Stock following consummation of the Tender Offer, the Merger will be consummated pursuant to Section 251 of the Delaware General Corporation Law which requires a vote of the stockholders (the “Long-Form Merger”). We understand that the board of directors of the Company has approved the Merger Agreement and has recommended that the stockholders of the Company should, if a Long-Form Merger is necessary, vote to approve the Long-Form Merger.

The Company has requested that KPP commit to purchase, or cause its affiliates to purchase, up to $12,675,000 of subordinated debt and up to $825,000 of equity financing, to support the Transaction.

We understand that the funding required to effect the Transaction and to pay related fees and expenses in connection therewith shall be approximately $36,500,000, and shall be provided from (i) $5,000,000 in cash on hand, (ii) up to $12,675,000 in cash from the issuance by the Company of senior subordinated notes, (iii) up to $825,000 in cash from the issuance by the Company of Company Common Stock and (iv) $18,000,000 of funded senior secured financing.

9 Greenwich Office Park, 3rd Floor

Greenwich, CT 06831

203.862.0555    fax: 203.422.2517

Based on our discussions, on our understanding of the Transaction described above and on the financial statements, projections and other information furnished to us, KPP agrees to commit $12,675,000 in senior subordinated notes with warrants on the principal terms summarized in Exhibit A attached to this commitment letter (the “KPP Sub Debt”) and $825,000 in common stock on the principal term summarized in Exhibit B attached to this commitment letter (the “KPP Equity”). Moreover, the Summary of Terms and Conditions summarized in Exhibits A and B (the “Summary of Terms and Conditions”) does not purport to include all of the conditions, covenants, representations, warranties, defaults, definitions and other terms which would be contained in the definitive documents for the Transaction, all of which must be satisfactory in form and substance to us and our counsel and to you and your counsel prior to proceeding with the proposed financing.

In addition to the conditions set forth in the Summary of Terms and Conditions, the proposed financing is conditioned upon no material adverse change occurring in the business, assets, financial condition, or income of the Company or any of its subsidiaries since the date of the latest audited financial statements provided to us and any interim statements through June 30, 2003, and no material adverse change occurring in the Company’s ability to operate in accordance with the financial projections furnished to us or to comply with the proposed financial covenants. Our willingness to enter into the proposed financing is also conditioned on the existence of no material misstatements in or omissions from the materials, taken as a whole, which have previously been or will be furnished to us for our review. If in the course of documenting the Transaction and our continued analysis of financial and other information relating to the Company, we discover that any of the foregoing conditions will in our judgment not be met, we reserve the right to terminate any obligation which we might have with respect to the proposed financing.

Whether or not the Transaction is consummated, the Company agrees by its acceptance hereof:

(a) to pay all reasonable out-of-pocket costs and expenses heretofore or hereafter incurred by KPP (including its reasonable fees and disbursements of its counsel), whether or not any financing by KPP is consummated, in connection with the following: this commitment letter, the Summary of Terms and Conditions, all due diligence by KPP and its representatives concerning the Transaction, all financing documentation, and the closing of the proposed financing;

(b) to indemnify KPP, its affiliates, and their respective directors, officers and employees and to defend and hold KPP, its affiliates and such other persons harmless from and against all losses, claims, damages, liabilities and expenses (including reasonable expenses of litigation or preparation therefor) which KPP or any such affiliates or such other persons in connection with or arising out of the matters referred to herein, except for damages resulting from the gross negligence or willful misconduct of the indemnitees; and

(c) to pay liquidated damages to KPP of $400,000 for the time, effort and opportunity cost of providing this commitment letter and the Summary of Terms and Conditions and pursuing this investment should the Company or any of its affiliates complete the Transaction without utilizing at least $7,500,000 of the KPP Sub Debt and $500,000 of the KPP Equity. Notwithstanding the above, no liquidated damages will be due to KPP under this provision, if (i) KPP materially defaults in the performance of its obligations under the terms of this commitment letter or (ii) the Transaction does not require any financing beyond the senior secured facilities as currently proposed by Bank of America, N.A. and the Company’s cash on hand.

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If for whatever reason we have been unable to agree to definitive credit terms and conditions and enter into a definitive agreement prior to December 31, 2003 or if the Transaction has not closed by that date, then, except for your obligations described in the immediately preceding paragraph (which shall remain in full force and effect and includes articles (a), (b) and (c) above), neither of us shall have any further obligation with respect to the proposed financing.

KPP reserves the right, prior to the consummation of the Transaction, to assign part of the foregoing commitment to one or more of its affiliates. The Company acknowledges that KPP may share with its affiliates and advisors any information related to the Transaction or any other matter contemplated hereby, on a confidential basis.

This commitment letter and the accompanying Summary of Terms and Conditions, upon acceptance, supercede in their entirety our prior letters and term sheets on the Transaction (or any aspect thereof) to you and TP Sub, and constitute the entire understanding of the parties with respect to the subject matter hereof and supercede all prior and current understandings and agreements, whether written or oral, and any modifications or amendments to this letter must be agreed in writing by all the parties hereto. This letter may be executed in any number of counterparts, which together shall constitute one instrument, and shall be governed by and construed in accordance with the laws (other than the conflict of laws rules) of the State of New York.

This commitment letter is delivered to you on the understanding that neither this commitment letter nor any of its terms or substance shall be disclosed, directly or indirectly, to any other person except to J.F. Lehman & Company, the Company and their and your respective officers, directors, employees, agents and advisors who are directly involved in the consideration of this matter or as may be compelled to be disclosed in a judicial proceeding or as otherwise required by law. Upon your timely acceptance, we acknowledge that a copy of this commitment letter may be filed as an exhibit to the documents filed with the Securities and Exchange Commission with respect to the Tender Offer, with KPP’s prior approval (which will not be unreasonably withheld or delayed). The Company may identify KPP in connection with the Transaction and otherwise identify the material terms and conditions of this commitment letter, provided that any press release or other written statement identifying KPP or describing the commitment letter will be subject to KPP’s prior approval (which will not be unreasonably withheld or delayed).

Upon the signing of this letter, the Company shall forward the remaining expense advance of $50,000, per the term sheet, to partially cover the additional legal, due diligence and other expenses so far incurred by KPP.

If you are in agreement with the foregoing, please sign and return to us the enclosed copy of this commitment letter by November 7, 2003. This offer shall terminate and this commitment letter shall be of no further effect at such time unless prior thereto we shall have received a signed copy of this commitment letter such date.

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We look forward to working with you on this transaction.

Very truly yours, Key Principal Partners Corp.

By

Title:	Exec. Vice President

Accepted and agreed to:

OAO Technology Solutions, Inc.

By

Title:	President & CEO

Dated:	November 7, 2003

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EXHIBIT A

PROJECT DONATELLO

SENIOR SUBORDINATED NOTES

Issuer:	OAO Technology Solutions, Inc. (the “Company”)

Amount and

Type of Investment:	Up to $12,675,000 of Senior Subordinated Notes with Warrants (the “Sub Debt”). In any event, KPP’s overall Sub Debt participation shall not be less than $7,500,000.

Use of Proceeds:	Finance Tender Offer.

Investor:	Key Principal Partners LLC and related entities (“KPP”).

Rate:	13% cash interest per annum computed on an actual/360 day basis, payable quarterly in arrears.

Facility Fee:	2.0% of the total investment amount.

Final Maturity:	6 years from closing date.

Sub Debt Amortization:	Subject to the terms of Senior Bank Debt Agreement, eight equal installments beginning at the mid-point of year 3.

Guarantors:	All present and future subsidiaries of the Company, except for foreign subsidiaries.

Warrants:

The holders of the Senior Subordinated Notes will receive detachable equity Warrants representing a 4.7% economic interest on a fully diluted basis (with exceptions to be agreed) in the Company, exercisable at a nominal price.

Ranking:

The principal and premium, if applicable, and interest on the Sub Debt will be subordinated and junior in right of payment to all Senior Debt (to be defined in a manner reasonably satisfactory to KPP). The terms of the subordination shall be satisfactory to KPP and to the provider(s) of Senior Debt.

Governance:	KPP shall be granted a board observation right for as long as the warrants are outstanding.

Optional Prepayments:

The Sub Debt may be prepaid in whole or in part (in multiples of $1,000,000) upon 30 days written notice and with payment of all accrued interest on the amount prepaid to the date of prepayment plus, during the first two years, a premium equal to 5% of the amount prepaid if such prepayment occurs prior to the first anniversary and 3% of the amount prepaid if such prepayment occurs prior to the second anniversary.

Mandatory Prepayments:

At any time, upon a Change of Control (to be defined), the Loan shall be prepaid in full with accrued interest thereon plus, during the first two years, a premium equal to 5% of the amount prepaid if such prepayment occurs prior to the first anniversary and 3% of the amount prepaid if such prepayment occurs prior to the second anniversary.

Expenses:

The Company agrees to pay all reasonable out of pocket costs and expenses heretofore or hereafter incurred by KPP (including its fees and disbursements of its counsel), whether or not any financing by KPP is consummated. Included in this definition shall be any costs associated with the drafting of this letter, all due diligence by KPP and its representatives, all financing documentation, and any other reasonable expenses related to the closing of the financing.

The Company shall make a non-refundable deposit of $25,000 to KPP upon the signing of the attached transmittal letter to cover due diligence and other expenses, with another $50,000 deposit due upon the Company’s authorization to commence legal documentation. Any amount of these deposits not used by KPP shall be refundable to the Company.

Principal Covenants:	Affirmative and negative covenants typical for senior subordinated debt, including, but not limited to, the following:

Reporting Requirements:

The Company shall remit audited annual financial statements to each registered Sub Debt Holder no later than 90 days after the close of the fiscal year. The Company shall remit monthly an internal financial and management report no later than 30 days after the end of each month. The Company shall provide covenant compliance certificates with financial covenant calculations required with the delivery of annual and quarterly statements. The Company shall also remit the formal Budget for the upcoming fiscal year within 90 days after the end of each fiscal year and shall present a preliminary Budget briefing to the Noteholders prior to, but no more than 60 days prior to, the start of each fiscal year.

Fixed Charge

Coverage Ratio:

Shall be less than a maximum level, which is to decrease over time. Maximum levels to be mutually agreed. Fixed Charge Coverage Ratio will be defined consistently with the Company’s Senior Bank Debt documents.

Total Funded Debt to

EBITDA:

Shall be less than a maximum level, which is to decrease over time. Maximum levels to be mutually agreed. Total Funded Debt to EBITDA will be defined consistently with the Company’s Senior Bank Debt Documents.

Net Worth:	Net Worth minimum to be determined based on projected actual Net Worth with modifications to be agreed. Net Worth will be defined consistently with the Company’s Senior Bank Debt Documents.

Affirmative Covenants:

The issuer shall (subject to exceptions and materiality qualifiers to be agreed) (a) Pay all required taxes; (b) Maintain insurance (in accordance with past practice and industry standards); (c) Maintain all licenses and permits in good standing; (d) Maintain books and records, with access provided to Investors upon reasonable notice; (e) Comply with all laws and regulations; (f) Retain an independent, nationally recognized accounting firm as its auditor at all times; (g) Hold quarterly and annual investor/board meetings; and (h) such other customary covenants as shall be agreed between the parties.

Change of Control:

To be agreed. It is expected that the Sponsor and executive management shareholders of the Company will be required to retain their holdings, subject to exceptions to be agreed, until the Sub Debt is paid in full and the warrant holder has the opportunity to participate, on a pro rata basis, in any sale of shares.

Incurrence of Debt:

Total Senior Debt not to exceed Senior Bank Debt committed at closing plus a basket to be negotiated. Such indebtedness to reduce according to the amortization/ reduction schedule or plan agreed at or before closing. No additional pari passu debt will be allowed without KPP’s approval.

Restricted Payments:

Subject to exceptions to be agreed, the Company shall not pay cash dividends, pay extraordinary bonuses, pay fees or make other cash distributions to shareholders, or repurchase stock without the approval of KPP. Dividends from any Subsidiary to the Company will be permitted.

Sale of Assets or Subsidiary Stock:

The Company shall not be permitted to sell assets equal to more than 10% of its collective total assets on a rolling 12-month basis, or 25% in the aggregate without the approval of KPP, All asset sale proceeds shall be representative of Fair Market Value and consist primarily of cash. Use of proceeds to be mutually agreed between the parties, but shall generally be used to replace assets or repay debt. Appropriate carveouts to be agreed.

No Change of Line of Business:	The Company shall not change its principal line of business or those of its subsidiaries unless acceptable to KPP.

Mergers, Consolidations,

or Acquisitions:

The Company shall not merge or consolidate with any entity or permit any entity to merge into it without approval of the Noteholders, subject to exceptions to be agreed. Material acquisitions will also require Noteholder approval.

Transactions with Affiliates:

After closing, neither the Company nor any Subsidiary nor any Affiliate will enter into, or modify any outstanding transactions or contracts with affiliates on terms which are materially less favorable to the Company or such Subsidiary than those of transactions with unrelated parties obtained in arm’s length dealings. No loans, advances, guarantees, indemnities, etc., shall be given by Company or Subsidiaries, except to wholly owned guarantors, subject to exceptions to be agreed.

Intercreditor Terms

and Conditions:	Acceptable to KPP in its sole discretion.

Conditions

Precedent:

Customary for subordinated debt of private leveraged transactions and also including specific conditions precedent for this transaction which are appropriate, in the judgment of KPP, including but not limited to:

1. Satisfaction with customer checks.

2. Closing of Senior Bank Debt substantially in accordance with the commitment letter dated August 4, 2003 from Bank of America, N.A. to the Company and KPP’s reasonable satisfaction with all terms and conditions of the Senior Bank Debt not expressly set forth in such commitment letter.

3. Satisfaction that Total Funded Debt to adjusted EBITDA (as agreed between the parties) at closing will not exceed 3.5x.

4. Satisfaction that there is no material adverse change in governmental regulation or policy prior to closing and no pending or threatened litigation or other action seeking an injunction, material damages or relief relating to the proposed transaction.

5. Satisfaction that the Company’s tender offer complied with all applicable laws and was completed in accordance with the conditions thereof, without waiver by the Company of any publicly stated condition, except for the condition that TP Sub owns at least 90% of the common stock that remains outstanding, and provided that KPP shall reasonably approve other waivers not materially adverse to KPP, and provided further, that the extension of a tender offer shall not, by itself, be deemed to be a waiver of a stated condition.

Representations

and Warranties:	To include but not be limited to:

Information and materials presented to KPP by or on behalf of the Company is materially accurate in all respects. No adverse change since June 30, 2003.

Counsel:	Counsel representing KPP will be selected from time to time at the sole discretion of KPP.

PROJECT DONATELLO

WARRANTS

Proposed Terms and Conditions

Form of Warrants:

The holders of the Sub Debt will receive detachable equity Warrants representing a 4.7% economic interest on a fully diluted basis (with exceptions to be agreed) in the Company. The Holders of the Warrants will be entitled to one Board Observation Right.

Purchase Price:	$.01 per share Original issue discount associated with the purchase of the warrant to be agreed between the parties.

Exercise Period:	The Warrants will be exercisable at any time prior to the later of seven years from the Closing Date or payment in full of the Sub Debt.

Put/Call Provision:

At any time after year five, the Warrants may be put back to the Company for cash consideration equal to the warrant percentage times the Fair Market Value (“FMV”) of the Company’s equity (to be defined).

The put may be exercised before year five in the event of a Change of Control, an acceleration of maturity of the Sub Debt, or a breach of the Company’s covenants contained in the Warrant Agreement.

The Company will also have the right to call the Warrants after year six, using the same method of valuation as in the Put provision. The Put/Call Provision shall cease to be in effect upon the effective date of a Qualified Initial Public Offering (“IPO”) of the Company’s common shares. Qualified IPO to be defined.

The Company shall use its reasonable best efforts to finance the PUT in the event that at the time of Put notice, the Company does not have sufficient funds to make the purchase required by such Put notice, or the terms of the Senior Debt Documents prevent the Company from honoring its obligations under the Put notice.

Look Rack:

If the Company realizes a FMV event (to be defined) as the result of a transaction within 365 days of the event of a call that is greater than the valuation used for the call, the holders of the warrants will be allowed a look back. The look back will entitle the warrant holders to receive additional compensation for what the warrants would have been worth at the subsequent transaction date.

Anti-Dilution Provisions:

The number and price of securities issuable upon exercise shall be subject to adjustment from time to time upon the occurrence of certain events, including: dividends paid in stock or other securities; a reclassification, reorganization or merger; stock splits and reverse stock splits; dissolution; and issuance or sale of common stock or securities convertible into common stock all at less than the prevailing market price. Options issued to management and employees of the Company with a market value strike price will be allowed up to 5% of common shares outstanding at close. Existing options will be exempted from this 5% basket to the extent terms remain unchanged, except for (i) extensions beyond the terms of the warrants and (ii) other adjustments as may be agreed.

Registration Rights:

Required Registration:

Subject to limitations to be agreed, at anytime after the first anniversary of closing the Company’s common stock is traded on a recognized exchange, holders of 50% or more of the aggregate shares of common stock which have been or could be issued upon exercise of the Warrants may request the Company to register under the Securities Act the common shares issued or issuable upon exercise of Warrants. The Company will use its reasonable best efforts to effect such registration, giving notice to all other holders of the Warrants (or common stock received upon the exercise of the Warrants). who may join in such registration. The Company shall not be required to file, more than one registration statement at the request of the holders, provided, however, that in the event the holder or holders are unable to register 100% of the common shares issued or issuable upon the exercise of Warrants, the Company may be required to file one additional registration statement at the request of the holder or holders. This right of registration will be subject to the provision that the Company shall not be required to register its securities more than once in any six month period, and that the Company will have the right to postpone registration for up to 90 days if it is involved in an extraordinary transaction (merger. takeover, etc.). The Required Registration rights shall expire three years after the occurrence of a Liquid Public Market for the Company’s common stock.

Incidental Registration:

If the Company proposes to register any of its common stock under the Securities Act in connection with a public distribution, it will notify each holder of the warrants issued in connection with the Senior Subordinated Debt (or common stock received upon the exercise of such Warrants), and if so requested by such holders, will use its reasonable best efforts to register the common stock issued or issuable upon exercise of the Warrants under the Securities Act. If, however, the number of shares to be so registered would, in the opinion of the managing underwriter for such distribution, have a detrimental effect upon the proposed public distribution, then (i) all shares sought to be sold by the Company shall be registered first before any of the shares of the Warrant Holders shall be registered and (ii) all shares sought to be sold by the Warrant Holders shall be registered first before any of the shares of the other share holders shall be registered. There shall be no limit to the number of “piggyback” registrations that the holders may request.

In the event of a registered underwritten public offering of common stock the Company, the holders and the underwriters agree to indemnify each other against certain civil liabilities including liabilities under the applicable securities laws and regulations. Indemnification by the holders shall be limited to the information concerning themselves provided by them.

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Tag Along Rights:

The Holders of Warrants or Warrant Shares shall have the right to participate in any sale (subject to exceptions to be agreed at a minimum level) of common stock by shareholder subject to the Shareholders’ Agreement to any unaffiliated third party, such participation to be pro rata with the common stockholders.

Drag Along Obligations:

The Holders of the Warrants or Warrant Shares shall be obligated to sell all of their Warrants or Warrant Shares in the event of a sale in a single transaction of 51% or more (on a fully diluted basis) of the common stock of the Issuer to an unaffiliated third party, and consent to and support the sale of the Company (whether by sale of assets, merger or otherwise) to a third party, so long as the consideration received from such sale is for cash.

Pre-Emptive Rights:

Holders of Warrants or Warrant Shares shall have a right of first refusal, subject to customary exceptions, to purchase future equity securities to be offered by the Company pro rata at a price at least as favorable as the price paid by purchasers of such securities to maintain its ownership position. Pre-Emptive rights will not apply to issuances of common stock to management under the provisions of existing stock options or as allowed under the basket defined in anti-dilution provisions.

Covenants:

Delivery to all Warrant Holders of financial information as requested pursuant to terms and conditions in connection with Sub Debt. Prohibition against changing line of business. Warrant Holders to be paid pro rata share of any dividends regardless of whether Warrants have been exercised. Transactions with Affiliates to be materially no less favorable than a similar arm’s length transaction. If adequately covered in the Shareholders Agreement, these covenants could be waived in the warrant agreement.

Expenses:	Registration under the “Required Registration” and “Incidental Registration” provisions shall be at the expense of the Company, other than the underwriting discount.

EXHIBIT B

PROJECT DONATELLO

COMMON STOCK

Issuer:	OAO Technology Solutions, Inc. (the “Company”)

Amount and Type of Investment:	Up to $825,000 in Common Stock (the “Common”). In any event, KPP’s overall Common participation shall not be less than $500,000.

Use of Proceeds:	Finance Tender Offer.

Investor:	Key Principal Partners LLC and related entities (“KPP”).

Price:	$3.00 per share.

Shareholders Agreement:	The holders of the Common will enter into a shareholders agreement which will contain Anti-dilution Provisions, Registration Rights, Tag Along Rights, Drag Along Obligations, Pre-Emptive Rights, Covenants and Expenses provisions as described in Exhibit A as terms of the Warrants.